True Religion Apparel, Inc.

2263 East Vernon Avenue

Vernon, California 90058

June 24, 2013

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549
Attn: Adam F. Turk and Brigitte Lippman

Re:                             True Religion Apparel, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 3, 2013

File No.: 000-51483

Dear Mr. Turk and Ms. Lippman:

This letter is being submitted in connection with the above-referenced preliminary proxy statement and the response by True Religion Apparel, Inc. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on such filing as set forth in your letter to Peter F. Collins, dated June 21, 2013.

As requested by the Staff, the Company hereby acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (323) 826-6483 if you should have any questions.

Sincerely yours,

True Religion Apparel, Inc.

By:	/s/ Peter F. Collins
Peter F. Collins
Chief Financial Officer

cc:	Deborah Greaves, Esq.
Dennis J. Block, Esq.
C.N. Franklin Reddick III, Esq.